





IMPORTANT DOCUMENTS ENCLOSED

PROCYON

CORPORATION

2005 ANNUAL REPORT

PROCYON
CORPORATION

1300 S. HIGHLAND AVENUE
CLEARWATER, FL 33756-6519
(727) 447-2998
(727) 447-5617 (fax)
(800) 447-0988

OTC BB Symbol: PCYN

October 28, 2005

To our shareholders:

Fiscal 2005 was Procyon's best fiscal year to date. Procyon continues to move forward with increased sales and profitability. During the year, we focused on bringing a new product to market for Amerx Health Care Corporation ("Amerx") as well as increasing the product line and customer base for Sirius Medical Supply ("Sirius").

Amerx's double blind study, previously scheduled to be finished in the second quarter of 2005, is due to be reported in the second quarter of 2006. Depending on the outcome of the report, Amerx believes this study may have a positive impact on wound dressing sales. Amerx plans to further develop the institutional market with this and other pending studies.

Sirius expanded its product line and customer base in fiscal 2005, after a slight decrease in its customer base at the end of fiscal 2004. Sirius plans to keep increasing both customer base and product line in fiscal 2006. Sirius feels there is still room for growth in this market and by offering a broader range of products this goal will be more readily obtained.

We are optimistic about fiscal 2006, which looks to be a better year than 2005, if management can obtain all the goals that it has set for itself. There is still plenty of room for growth in the prevailing markets in which Amerx and Sirius operate.

On a somber note, on August 27, 2005, the Company's former Chief Executive Officer and Chairman of the Board, John C. Anderson passed away after a long fight with cancer. Procyon's employees showed there dedication through this trying time, and management is indebted for their service. On November 1, 2005, Regina W. Anderson, will take over as Chief Executive Officer and Chairman of the Board. She brings with her 24 years of health care experience and 18 years of management experience. She is a welcome addition to the board and management.

I want to thank each and every one of you who have invested in this Company and its future. Without your support we would not be here today. We are excited and enthusiastic as prospects for the Company continue to grow for the future. We look forward to reporting good news to you for Fiscal 2006 and thank you for your continued support.

Best regards,



James B. Anderson
Interim CEO

FORM 10-KSB

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005
Commission file number 0-17449

PROCYON CORPORATION
(Name of small business issuer in its charter)

Colorado	59-3280822
(State of incorporation)	(I.R.S. Employer ID No.)

1300 South Highland Avenue, Clearwater, Florida 33756
(Address of principal executive offices)(Zip Code)

Issuer's telephone number, including area code: (727) 447-2998

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to section 12(g) of the Act:
Common Stock

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrants knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

Revenues for the fiscal year ended June 30, 2005: $2,198,260.

The aggregate market value of the 3,726,188 shares of Common Stock held by non-affiliates was $1,304,166 on September 19, 2005 based on the average bid and asked price of $.35 on such date. As of September 20, 2005, 8,057,588 shares of the issuers Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:
The information required by Part III of this annual report is incorporated by reference from the registrants' definitive proxy statement to be filed with the Commission on or before October 28, 2005. If such proxy statement is not filed by such date, the information required by Part III of this annual report will be filed with the Commission as an amendment to this Form 10-KSB under cover of Form 10-KSB/A, not later than October 28, 2005.

Transitional Small Business Disclosure Format: Yes [ ] No [X]

INDEX

PART I

ITEM 1. DESCRIPTION OF BUSINESS

History and Organization

Procyon Corporation (the "Company" or "Procyon"), a Colorado corporation, was incorporated on March 19, 1987 and was deemed a development stage company until May 1996 when we acquired Amerx Health Care Corp. ("Amerx"), a corporation based in Clearwater, Florida, which was wholly owned by John C. Anderson, our now deceased Chief Executive Officer. Amerx develops and markets proprietary medical products used in the treatment of pressure ulcers, dermatitis, inflammation and other skin problems. We formed Sirius Medical Supply, Inc. ("Sirius"), a Florida corporation, in 2000 to operate as a full service mail order medical supply company, selling primarily to Medicare customers. Amerx and Sirius are wholly owned subsidiaries of Procyon. Historically, Amerx's products have been sold through distributors to health care institutions, such as physicians, nursing homes and home health care agencies, and to retailers, including national and regional chain stores and pharmacies, while Sirius's products are sold directly to Medicare and Medicaid patients.

Products

Amerx Health Care Corp.

Amerx's principal products consist of AmeriGel® Hydrogel Wound Dressing, Amerigel® Hydrogel Saturated Gauze Dressing, AmeriGel® Preventive Care Lotion, AmeriGel® Preventive Barrier Lotion, and AmeriGel® Saline Wound Wash. The AmeriGel® Hydrogel Wound Dressing and Amerigel® Hydrogel Saturated Gauze Dressing are formulated to be used as a wound dressing to manage pressure ulcers in stages I-IV, stasis ulcers, diabetic skin ulcers, post surgical incisions, cuts, abrasions, first and second degree burns, and skin irritations. The AmeriGel® Preventive Care Lotion contains emollients, which restore moisture to fragile skin, protect the skin against tears and chafing, and assist in prevention of chronic pressure ulcers. The AmeriGel® Barrier Lotion provides barrier protection to reduce the harmful effects to the skin of urine and feces in incontinent patients. The AmeriGel® Saline Wound Wash was introduced as a wound cleanser that contains saline and Oakin. The industry standard for wound cleansing has been saline, since tap water has chemicals and additives that can potentially be harmful to a chronic wound.

Amerx introduced one new product to the market in the year ended June 30, 2005 ("fiscal 2005"). Amerigel® Hydrogel Saturated Gauze Dressing was introduced in August of 2004. The saturated gauze dressing provides a new vehicle for delivery of Amerigel® wound dressing, in single dose pre-measured units. The Saturated Gauze Dressing is also reimbursed by Medicare, for use on a variety of wounds and post surgical incisions. Amerx also concentrated efforts on market penetration of the current product line specifically geared towards achieving further market penetration of the Amerigel® Care Lotion.

Amerx now holds two Medicare reimbursement codes, covering both wound care products. The first reimbursement code is for the Amerigel Wound Dressing, reimbursed at 3 ounces per month. The second reimbursement code is for the new saturated gauze, and is reimbursed on a per pad or per use basis. Amerx believes that these reimbursement codes are beneficial to its business, providing the ability for customers to charge Medicare for the use of the product. To date, sales in the institutional market paid by Medicare reimbursements have not been significant. However, we believe that the reimbursement codes have aided sales in the professional market, and opened doors in other markets. Further, we believe that the addition of the new reimbursement code has positively impacted sales in professional market.

We are exploring whether a market may exist for our Amerx formulations in the dermatology field. We have had preliminary discussions with certain dermatologists, and we have received specific interest from dermatologists in the current and future formulations of the Amerigel Lotion product line. However, during fiscal 2005, Amerx suspended these actions to focus on the introduction of its new saturated gauze dressing. We expect to resume our efforts to develop the dermatology market for our Amerx products in fiscal 2006. We did not spend any funds towards research and development efforts during fiscal years 2004 and 2005, but believe this will change in fiscal 2006, as more studies are anticipated to develop new markets.

Each Amerx product is based on proprietary formulations, which we protect as trade secret information. Each product is also registered with the Food and Drug Administration and receives a National Drug Code.

Amerx sells it products primarily to distributors, pharmacies, doctors, and end-users. The introduction of the Amerigel® Saturated Gauze Wound Dressing and further market penetration of the Amerigel® Care Lotion primarily accounted for the increase in sales for fiscal 2005.

Sirius Medical Supply

Sirius's products consist primarily of diabetic supplies, glucose monitors, heating pads, lancets, test strips and syringes. Sirius added erectile aids to its product line at the end of fiscal year 2005. Sirius also started selling and billing Medicare for the Amerigel® and other wound care products. Sirius expects to continue to develop successful products for sale in the Medicare arena to different specialties. The addition of these specialties would help Sirius to reach its goal of becoming a full service mail order medical supply company. Sirius continues to build its customer base with advertisements and referrals and continually tests new methods for reaching new customers. Sirius also has a website (www.siriusmedical.com) to serve new and existing customers. Sirius did not spend any funds on research and development over the past three fiscal years.

Market for Products

The institutional market for Amerx's skin and wound care treatment products is primarily comprised of hospitals, nursing homes, home health care agencies and other health care institutions. We believe that AmeriGel® products represent an inexpensive, yet effective, treatment and prevention program for chronic pressure ulcers and other skin problems, which are treated in health care institutions. To date we have not realized the market penetration we had hoped for in the institutional market. However, we will continue to explore various strategies to pursue this market.

The retail market for Amerx's skin care and wound care products is comprised mainly of national and regional chain stores as well as independent retail pharmacies that sell such products to individuals. We believe that Amerx made progress in this market in fiscal 2005, including exploring new test markets in our local market with a national pharmacy chain.

The professional market for Amerx's skin care and wound care products is comprised of physicians who dispense our products to their patients. These products are presently sold directly to physicians as well as to distributors who specialize in servicing these physicians.

The market for Sirius's products is primarily comprised of diabetic patients who receive benefits from Medicare or Medicaid, or from their insurance companies. Sirius attracts these customers through advertising and direct marketing.

Distribution and Sales

Amerx's traditional method of distribution has been through retail and institutional distributors. We expect to continue increasing our distributor base, particularly with distributors with an ability to introduce Amerx's products in new geographical areas and to new retail chains. Distributors typically purchase products from Amerx on standard credit terms. Amerx supports its distributors through product literature, advertising and limited participation at industry trade shows. All existing distributors sell Amerx products on a non-exclusive basis.

Sirius's channel of distribution is direct to consumers by mail order. We have attracted and retained customers through our marketing efforts which include trade shows and physician education. Sirius intends to test new marketing channels in fiscal 2006. Sirius's customer base is growing after a slight decrease earlier in the fiscal year. The Company believes it has substantial potential for increased sales as the diabetic market contains over 17 million diabetics in the United States, and is growing, according to the American Diabetes Association.

We periodically receive inquiries about foreign market distribution. These inquiries have been generated by our advertising, market presence and web sites (www.amerxhc.com and www.amerigel.com). We intend to respond to and pursue all such inquiries.

In fiscal 2005, Amerx generated gross revenues of $1,857,000 and Sirius, $342,000, which constituted 84% and 16%, respectively, of our total gross revenues.

Significant Customers

Amerx's customer base has become more diversified over the past fiscal years. We believe that, while any customer loss would have some harmful effect on our revenues, no single customer accounted for over five percent of our annual gross sales. Thus, we do not believe that the loss of any single customer would have a material adverse effect on our financial condition or the results of our operations. The Company has been able to maintain relationships with its distributors and has been able to establish relationships with a few new distributors each year. Sirius has no significant customers as it sells only to end users.

Manufacturing

During fiscal 2005, manufacturing of all of Amerx's products was completed by a small family owned manufacturing facility. This company also performed research and development in the past, and we expect that it will continue to perform research and development activities for Amerx in the future, when needed. Amerx does not have a written contract with this manufacturer and there are no minimum purchase requirements. We believe there are other companies that could manufacture Amerx's products according to its specifications, if necessary. The Company's manufacturing and packaging activities are performed at a production facility owned and operated by a non-affiliated pharmaceutical manufacturer. At the present time, the manufacturer is the sole source of our wound care products. The sudden loss or failure of this manufacturer could significantly impair Amerx's ability to fulfill customer orders on a short-term basis and therfore, could materially and adversely affect the Company's operations. However, we have maintained a long-term relationship with this manufacturer and do not expect a discontinuance of its wound care products from the manufacturer in the near term.

Amerx's manufacturing and packaging activities are performed pursuant to current good manufacturing practices ("CGMP") as defined under the United States Federal Food, Drug and Cosmetic Act, as amended (the "FFDC Act"), and the regulations promulgated under the FFDC Act. All manufacturing activities are required to comply with the product specifications, supplies and test methods developed by Amerx specifically for its products, as well as the CGMP.

A single manufacturer furnishes one proprietary ingredient contained in all of Amerx's products. Amerx does not have a written contract with this supplier and management believes that an alternative supplier could be secured within a reasonable period of time. The manufacturer generally provides other raw materials and ingredients and we believe there are numerous other sources for these materials and ingredients. However, there can be no assurance that Amerx would be able to timely secure an alternative supplier and the failure to replace this supplier in a timely manner could materially harm Amerx's operations. We believe that we have a good working relationship with this supplier and do not anticipate any disruption of supplies.

Sirius purchases its products from several different medical companies either on a direct basis, or through medical distributors. Sirius carries most every major brand of diabetic testing products as well as some off brand diabetic testing products. Management believes that if it lost one or more of its suppliers, this would not have an adverse material impact on Sirius, as there are other suitable suppliers, as well as an assortment of products that achieve similar results.

Proprietary Rights

In January 1999, the United States Patent and Trademark Office registered the Company's AmeriGel® trademark. Amerx has made a trademark application for the principal proprietary ingredient used in all of its currently available products. Amerx relies on a combination of trademark and trade secret protection and confidentiality agreements to establish and protect its proprietary rights.

Competition

The market for skin and wound care treatment products in which Amerx operates is highly competitive and fragmented. Competition is intense and is based primarily on product efficacy, brand recognition, loyalty, quality, price and availability of shelf space in the retail market. Amerx competes against several large well-capitalized companies offering a broad range of skin treatment products as well as numerous small competitors having a limited number of products. Many of these competitors have longer operating histories, better name recognition and greater financial, marketing and other resources than Amerx.

The market for diabetic supplies is also highly competitive, and Sirius competes with several large companies for market share. Sirius can compete on the same level as these other companies as to product offerings. However, until Sirius's customer base grows, larger companies will benefit from volume discounts on purchases from suppliers that Sirius does not yet receive. We believe Sirius's success will hinge on customer service rather than product margin.

Order Placement and Backlog

The Company has not experienced any material backlog in orders placed in the past two fiscal years. Orders are only shipped when they are 100% complete.

Governmental Approvals and Regulations

The production and marketing of our products are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States. Amerx's advertising and sales practices are subject to regulation by the Federal Trade Commission (the "FTC"), the FDA and state agencies. The FFDC Act, as amended, the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of Amerx's products. The FDA regulates the contents, labeling and advertising of many of Amerx's products. Amerx may be required to obtain FDA approval for proposed nonprescription products. This procedure involves extensive clinical research, and separate FDA approvals are required at various stages of product development. The approval process requires, among other things, presentation of substantial evidence to the FDA, based on clinical studies, as to the safety and efficacy of the proposed product. After approval, manufacturers must continue to expend time, money and effort in production and quality control to assure continual compliance with the current Good Manufacturing Practices regulations.

Certain of Amerx's wound and skin care products are registered with the FDA as "devices" pursuant to the regulations under Section 510(k) of the FFDC Act. A device is a product used for a particular medical purpose, such as to cover a wound, with respect to which no pharmacological claim can be made. A device which is "substantially equivalent" to another device existing in the market prior to May 1976 can be registered with the FDA under Section 510(k) and marketed without further testing. Amerx currently markets two products which qualify as a medical devices, the Amerigel® Hydrogel Wound Dressing, and the Amerigel® Hydrogel Saturated Gauze Dressing.

Sirius's advertising and sales practices are subject to regulation by the FTC, Medicare, and state Medicaid agencies. FDA approvals for its products are obtained by the respective manufacturer. Medicare and Medicaid regulate advertising, sales pricing, and the guidelines under which Sirius operates.

We believe that we and our subsidiaries are in compliance with all applicable laws and regulations relating to our and their operations. We believe that compliance with the various provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.

Employees

As of September 1, 2005, the Company and its subsidiaries employ a total of 10 employees, nine of which are full-time employees, consisting of 2 management employees, 5 sales-related employees and 3 administrative employees. Seven employees work under the Amerx subsidiary, and three employees under Sirius.

ITEM 2. PROPERTIES

We currently maintain our offices, and those of Amerx and Sirius, at 1300 South Highland Ave, Clearwater, Florida 33756. Our offices consist of approximately 3,800 square feet of space, which is leased from an unrelated party. We believe the facility is adequate for our current needs.

ITEM 3. LEGAL PROCEEDINGS

The Company and its subsidiaries are not a party to any pending material legal proceedings nor is our property the subject of a pending legal proceeding.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Since October 1996, the Company's Common Stock has been traded on the OTC Bulletin Board, an electronic quotation system used by members of the National Association of Securities Dealers, Inc. The following table sets forth for each period indicated the high and low closing bid prices for the Common Stock, as reported by National Quotation Bureau, LLC. Bid quotations reflect inter-dealer quotations, without retail markups, markdowns or commissions, and do not necessarily reflect actual transactions.

Fiscal 2004		HIGH		LOW
First Quarter	$	.5500	$	.2200
Second Quarter		.5500		.3500
Third Quarter		.4500		.3500
Fourth Quarter		.3500		.1500

Fiscal 2005		HIGH		LOW
First Quarter	$	.3000	$	.1500
Second Quarter		.5100		.1500
Third Quarter		.8500		.4300
Fourth Quarter		.5000		.1600

As of September 20, 2005, there were approximately 161 record holders of the Company's Common Stock. On September 20, 2005, the closing bid price of the Company's common stock was $.35 and the closing ask price was $.35. On September 9, 2005, the last date on which a sale occurred, the last reported sale price was $.35.

Holders of Common Stock are entitled to receive such dividends if declared by the Company's Board of Directors. The Company has declared no dividends on the Common Stock.

Holders of the Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") are entitled to receive, if declared by the Board of Directors, quarterly dividends at an annual rate of $.10 per share. Dividends accrue without interest, from the date of issuance, and are payable in arrears in cash or common stock, when and if declared by the Board of Directors. No dividends had been declared or paid at June 30, 2005, and dividends, if ever declared, in arrears at such date total approximately $174,371.

Holders of the Preferred Stock have the right to convert their shares of Preferred Stock into an equal number of shares of Common Stock of the Company. In addition, Preferred Stock holders have the right to vote the number of shares into which their shares are convertible into Common Stock. Such preferred shares will automatically convert into one share of Common Stock at the close of a public offering of Common Stock by the Company provided the Company receives gross proceeds of at least $1,000,000, and the initial offering price of the Common Stock sold in such offering is equal to or in excess of $1 per share. During fiscal 2005, holders of 12,200 shares of Preferred Stock voluntarily converted their Preferred shares into 12,200 shares of Common Stock.

As reflected in the price quotations above, there have been significant price fluctuations in the Company's Common Stock. Factors that may have caused or can cause market prices to fluctuate include the number of shares available in the public float, any purchase or sale of a significant number of shares during a relatively short time period, quarterly fluctuations in results of operations, issuance of additional securities, entrance of such securities into the public float, market conditions specific to the Company's industry and market conditions in general, and the willingness of broker-dealers to effect transactions in low priced securities. In addition, the stock market in general has experienced significant price and volume fluctuations in recent years. These fluctuations, which may be unrelated to a Company's operating performance, have had a substantial effect on the market price for many small capitalization companies such as the Company. Factors such as those cited above, as well as other factors that may be unrelated to the operating performance of the Company, may significantly affect the price of the Common Stock.

Equity Compensation Plan Information

The following table contains information regarding Procyon's equity compensation plan as of June 30, 2005. The only equity compensation plan maintained by Procyon is the company's Omnibus Stock Option plan (the "Option Plan"). The Option Plan was approved by the shareholders of Procyon in 1998.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	300,000	$0.20	603,500

Equity compensation plans not approved by security holders	0	0	0
Total	300,000	$0.20	603,500

1. The total number of securities to be issued upon exercise of outstanding options, warrants and rights consists of options for the purchase of Procyon common stock issued pursuant to the Option Plan to employees, officers, directors and consultants. The total number of securities to be issued upon exercise of the options is stated, regardless of whether the options are currently vested.

2. The outstanding options issued under the Option Plan range in exercise price from $0.15 to $0.25 per share.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This Report on Form 10-KSB, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements. When used in this report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," "hope," "believe" and similar expressions, variations of these words or the negative of those words, and, any statement regarding possible or assumed future results of operations of the Company's and its subsidiaries' business, the markets for its products, anticipated expenditures, regulatory developments or competition, or other statements regarding matters that are not historical facts, are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends including, without limitation, business conditions in the skin and wound care market and the general economy, competitive factors, changes in product mix, production delays, manufacturing capabilities, and other risks or uncertainties detailed in other of the Company's Securities and Exchange Commission filings. Such statements are based on management's current expectations and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual plan of operations, business strategy, operating results and financial position could differ materially from those expressed in, or implied by, such forward-looking statements.

Our business in general is subject to certain risks including but not limited to the following:

- we may not be able to produce or obtain, or may have to obtain at excessive prices, the raw materials and finished goods we need;
- we may not be able to use any tax loss carry forwards before they expire;
- the vendors on whom we rely for manufacturing certain products may go out of business, fail to meet demand or provide shipments on an untimely basis;
- competitive pressures may require us to lower our prices on certain products, thereby adversely affecting operational results;

- we may not be able to obtain, or obtain at uneconomic expense and protracted time, the regulatory approval of new products;
- consumers or distributors may not favorably receive our new or existing products;
- we may not be able to obtain adequate financing to fund our operations or expansion;
- a relatively small group of products may represent a significant portion of our net revenues or net earnings from time to time; if the volume or pricing of any of these products declines, it could have a material adverse effect on our business, financial position and results of operations;
- we could experience significantly reduced revenues and profits if Medicare or other government programs change, delay or deny reimbursement claims;
- the loss of senior management or other key personnel, or our inability to attract and retain additional senior management or other key personnel, could adversely affect our ability to execute our business plan;
- we could fail to comply with regulations applicable to our products, which could materially and adversely affect our business, financial position and results of operations;
- legislative or regulatory programs that may influence prices of prescription drugs could have a material adverse effect on our business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. A summary of those significant accounting policies can be found in the Notes to the Consolidated Financial Statements included in this annual report. The estimates used by management are based upon our historical experiences combined with management's understanding of current facts and circumstances. Certain of our accounting policies are considered critical as they are both important to the portrayal of our financial condition and the results of its operations and require significant or complex judgments on the part of management. We believe that the following represent the critical accounting policies of the Company.

Accounts receivable allowance

Accounts receivable allowance consists of an allowance for doubtful accounts. The valuation of accounts receivable is based upon the credit-worthiness of customers and third-party payers as well as historical collection experience. Allowances for doubtful accounts are recorded as a selling, general and administrative expense for estimated amounts expected to be uncollectible from third-party payers and customers. We base our estimates on our historical collection experience, current trends, credit policy and on the analysis of accounts by aging category.

Income Tax

We account for income taxes under Statement of Financial Accounting Standards No. 109, "*Accounting for Income taxes*" ("SAS 109"). SAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax provisions currently in effect and rates applicable to the periods in which the differences are expected to affect taxable income.

Revenue Recognition

We recognize revenue related to product sales upon the shipment of such orders to customers, provided that the risk of loss has passed to the customer and we have received and verified any written documentation required to bill Medicare, other third-party payers and customers. We record revenue at the amounts expected to be collected from Medicare, other third-party payers and directly from customers. We delay recognizing revenue for shipments where the Company has not received the required documentation, until the period when such documentation is received.

We calculate Medicare reimbursements based upon government-established reimbursement prices. The reimbursements that Medicare pays us is subject to review by government regulators. Medicare reimburses at 80% of the government-determined reimbursement prices and we bill the remaining balance to either third-party payers, such as insurance companies, or directly to the customers.

Stock Based Compensation

We have elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for our employee stock options and have adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." Under APB No. 25, when the exercise price of the employee stock options equal or exceeds the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Accordingly, no compensation expense has been recognized in the consolidated financial statements in connection with employee stock option grants.

General

Our continuing operations and revenues consist of the operations of and revenues generated by Amerx and Sirius, our two wholly owned subsidiaries. Amerx's wound care and skin care products, marketed under the trademark AmeriGel,® are formulated to enhance the quality of skin and wound care and to lower the treatment cost for those who suffer from various skin conditions and wounds. Sirius markets and distributes diabetic supplies via mail order.

Amerx markets AmeriGel® products to institutional customers such as nursing homes, hospitals and home health agencies and to retail customers. Institutional sales are made either directly to the end user or through medical supply distributors or physicians. Many institutional customers will not purchase directly from the manufacturer; they will purchase products only through a national distributor who warehouses the products and supplies the products directly to the customer. Accordingly, Amerx must supply its distributors with adequate inventory in order to successfully compete with other manufacturers.

Amerx reaches the retail consumer primarily through distributors, but in some cases, through sales to retail store chains. Amerx's skin care products are distributed to institutions and to retail stores through McKesson Drug, AmeriSource/Bergen Brunswig, Cardinal Health, Bindley Western Drug and a number of smaller local and regional distributors.

Future Developments

Amerx expects to further penetrate the podiatric market through its participation in industry trade shows, advertisements in trade journals, development of additional distributor relationships, opening new geographical territories (including foreign markets), and coordinating with physicians and educational institutions to provide training to the wound care and podiatric professional. Amerx management seeks to develop new products for the podiatric market as new needs become known through its association with health care professionals.

Amerx intends to pursue potential product developments in other medical disciplines including dermatology, veterinary care and other wound care applications. Preliminary investigations of these markets are ongoing. Management anticipates further pursuing increased marketing efforts in its primary institutional wound care market as a result of the Amerigel Saturated Gauze Dressing being granted a Medicare HCPCS Reimbursement Code in 2004.

Sirius intends to aggressively attempt to add to its current customer base through the use of advertising, direct physician contact, referrals and possible acquisition of similar business entities. Management believes that product lines will be increased as customer needs dictate and economics allow.

Results of Operations

Comparison of Fiscal 2005 and 2004.

Net sales during fiscal 2005 were approximately $2,198,000 as compared to approximately $2,025,000 in fiscal 2004, an increase of approximately $173,000, or 9%. We believe that this increase is primarily attributable to our continuing marketing efforts and growth of our customer base. Sales growth in Sirius stumbled to a 18% reduction in sales, while Amerx increased sales by 15%, respectively, over the previous year. Amerx is encouraged by the sales increase since its emphasis shifted to the physician market. Amerx hopes to capture more of the physician market in fiscal 2006, as well as penetrate new markets. Sirius's customer base is expanding with marketing efforts, and the Company continues such expansion with marketing efforts as well as product line expansion.

Cost of sales increased to approximately $532,000 in fiscal 2005 as compared to approximately $465,000 in fiscal 2004, or approximately 13%. Cost of sales in fiscal 2005, as a percentage of net sales, increased by approximately 1% over the previous year . Sirius has realized the benefit of some volume discounts in fiscal 2005, and hopes to lower its costs by continuing that trend in 2006. Amerx's costs have remained consistent over the past year with only a slight increase in some of its raw materials and packaging. We expect cost associated with packaging and ingredients to rise slightly in 2006, as petroleum prices continue to increase.

Gross profit increased to approximately $1,667,000 during fiscal 2005 as compared to approximately $1,560,000 during fiscal 2004, an increase of about $107,000, or 7%. As a percentage of net sales, gross profit was 76% in fiscal 2005, as compared to 77% in fiscal 2004.

Operating expenses during fiscal 2005 were approximately $1,416,000, consisting of approximately $695,000 in salaries and benefits and $721,000 in selling, general and administrative expenses. This represents an increase in expenses of approximately $78,000 in fiscal 2005 as compared to expenses in fiscal 2004. Operating expenses in fiscal 2004 consisted of $645,000 in salaries and benefits and $693,000 in selling, general and administrative expenses. During fiscal 2005, the substantial increase in salaries and benefits was caused primarily by the Company's emphasis on commission-based compensation. A substantial portion of the increased selling, general and administrative expenses was attributable to an increase in marketing. As a percentage of net sales, operating expenses during fiscal 2005 decreased to 64%, as compared to 66% during fiscal 2004, as net sales increased $174,000 for the year on an $78,000 increase in expenses.

Profit from operations increased to approximately $250,000 in 2005, as compared to approximately $222,000 in fiscal 2004. Net Profit (after dividend requirements for Preferred Shares) was approximately $302,000 during fiscal 2005, compared to a net profit of approximately $238,000 during fiscal 2004. The Company also recorded approximately $77,000 of income tax benefit in arriving at net income available to common shares.

As of June 30, 2005, the Company had deferred tax asset of $151,461, consisting primarily of the tax benefit of net operating loss carryforward, and $11,275 of deferred tax liability, consisting primarily of the difference between book and tax basis of fixed assets. The valuation allowance decreased by $6,861. The decrease in the valuation allowance is due to an increase in expected utilization of net operating loss carry-forwards. A valuation allowance of approximately $1,492,000 has been provided to reduce the asset to the net amount of tax benefit management believes it will more likely than not realize. As time passes, management will be able to better assess the amount of tax benefit it will realize from using the carry forwards.

Liquidity and Capital Resources

Historically, we have financed our operations through a combination of revenues from operations, shareholder loans, and the public sales of equity. As of June 30, 2005, our principal sources of liquidity included inventories of approximately $146,000, and net accounts receivable of approximately $146,000. We had working capital of approximately $349,323 and long-term debt of approximately $101,275 at June 30, 2005.

Operating activities provided cash of approximately $211,000 during fiscal 2005 and approximately $88,000 during fiscal 2004, consisting primarily of net profit of approximately $314,840 in fiscal 2005 and $258,000 in 2004. Cash used in investing activities during fiscal 2005 and 2004 was approximately $10,000 and $69,000, respectively. Cash used by financing activities during fiscal 2005 was approximately $190,000, and $46,000 during fiscal 2004.

During fiscal 2005, holders of 12,200 shares of Preferred Stock converted their shares to Common Stock.

Commitments of Capital Expenditures

At June 30, 2005 the Company had no commitments for capital expenditures.

ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated financial statements as of June 30, 2005, and 2004 were audited by Ferlita, Walsh & Gonzalez P.A., the Company's independent auditors, as indicated in their report included appearing at page F-1.

INDEX TO FINANCIAL STATEMENTS

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 8A. CONTROLS AND PROCEDURES.

Management of the Company, with the participation of the President and acting Principal Executive, Financial and Accounting Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on that evaluation, management, including the President and acting Principal Executive, Financial and Accounting Officer, concluded that, as of the date of this report, the Company's disclosure controls and procedures were effective in ensuring that all material information relating to the Company required to be disclosed in this report has been made known to management in a timely manner and ensuring that this information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations.

During the last quarter of fiscal 2005, the Company did not institute any significant changes in its internal control over financial reporting that materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 8B. OTHER INFORMATION.

On August 27, 2005, John C. Anderson, the Company's President, Chief Executive Officer, Chairman of the Board and Director, died.

On September 22, 2005, the Board of Directors voted to fill the board vacancy and Chairman of the Board vacancy caused by the death of John C. Anderson, by appointing Regina W. Anderson, our former Chairman and Chief Executive Officer's wife, to these positions. Further, the Board of Directors voted to fill the vacancy in the Chief Executive Officer position by appointing Ms. Anderson to fill that position, but to commence on November 1, 2005. As of September 22, 2005 through November 1, 2005, the Board of Directors appointed James B. Anderson, our Chief Financial Officer, to act as Interim Chief Executive Officer until Ms. Anderson commences her duties on November 1, 2005.

Regina W. Anderson

Regina Anderson comes to Procyon Corporation with 24 years experience in the medical field and 18 years of management experience. She worked at HealthSouth Rehabilitation Hospital for the past ten years as Outpatient Director, in charge of the main outpatient center plus four satellite offices. As Outpatient Director, she was responsible for budgets involving over thirty thousand outpatient visits per year; marketing of multiple outpatient specialty programs; and staffing with thirty employees reporting directly to her. Prior to her work at HealthSouth, she worked as the lead clinician at Clearwater Rehabilitation Center. Regina was Vice-President of Operations at Stuffit Direct Marketing Company from 1980 through 1989. She was in charge of franchise sales and training; coupon processing/production as well as coordination among thirteen franchise offices. Regina was co-owner and President of Foxy's T-Shirt Shops and Le Shirt Company from 1978-1980. Foxy's had five locations. She worked also as a Speech Language Pathologist with Morton Plant Hospital from 1970 through 1976. Regina received her Masters Degree from Kansas State University in 1970.

PART III

Certain information required by Part III is omitted from this Report and is incorporated by reference to information contained in the Company's proxy statement pursuant to Regulation 14A (the "Proxy Statement") to be filed not later than 120 days after the end of the fiscal year covered by this report. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by this Item is incorporated by reference to the information contained in the "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" sections of the Company's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal year ended June 30, 2005.

ITEM 10. EXECUTIVE COMPENSATION.

The information required by this Item is incorporated by reference to the information contained in the "Executive Compensation" section of the Company's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal year ended June 30, 2005.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is incorporated by reference to the information contained in the "Security Ownership of Certain Beneficial Owners and Management" section and the "Equity Compensation Plan" table of the Company's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal year ended June 30, 2005.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this Item is incorporated by reference to the information contained in the "Certain Relationships And Related Transactions" section of the Company's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal year ended June 30, 2005.

ITEM 13. EXHIBITS.

(a) Exhibits

1. The financial statements filed herewith are listed in the Index to Financial Statements included in Item 7.

Exhibit No.	Document
* 3.1	Articles of Incorporation
+ 3.1.1	Articles of Amendment to Articles of Incorporation
* 3.2	Bylaws
+ 4.1	Designation of Series A Preferred Stock
# 10.1	1998 Omnibus Stock Option Plan
+ 10.4	Loan and Security Agreement, dated as of January 1, 1995, by and between the Company and Amerx Health Care Corp., including Promissory Notes issued there under.
o 10.4	Agreement and Plan of Exchange, dated January 31, 1996, by and between the Company and Amerx.
x 31.1	Certification of James B. Anderson pursuant to Exchange Act Rule 13a-14(a)/15d-14(a)
x 32.1	Certification Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

* Incorporated by reference to the Company's Registration Statement on Form S-1, S.E.C. File No. 33-13273.
+ Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended June 30, 1995.
o Incorporated by reference to the Company's Form 8-K filed on or about February 2, 1996.
Incorporated by reference to the Company's Schedule 14A filed on or about November 17, 1998.
x Filed herewith.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. In fiscal 2005, the Company paid to its independent accountants $30,730 in fees related directly to the audit and review of the Company's financial statements. In fiscal 2004, the Company paid to its independent accountants $25,410 in fees related directly to the audit and review of the Company's financial statements.

Audit-Related Fees. The Company's independent accountants performed no other audit-related services for the Company during fiscal 2004 and 2005 other than the audit services described above.

Tax Fees: In fiscal 2005, the Company paid to its independent accountants $1,000 in fees related directly to tax preparations. In fiscal 2004, the Company paid to its independent accountants $1,000 in fees related directly to tax preparations.

All Other Fees: The Company's independent accountants performed no other services for the Company during fiscal 2004 and 2005 other than the audit and tax services described above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

PROCYON CORPORATION

By: /s/ James B. Anderson
James B. Anderson, Chief Financial Officer and Interim Chief Executive Officer

Date: September 28, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicated have signed this report below.

Signature	Title	Date
/s/ James B. Anderson James B. Anderson	Chief Financial Officer, Interim Chief Executive Officer	
/s/ Chester L. Wallack Chester L. Wallack	Director	
/s/ Fred W. Suggs, Jr. Fred W. Suggs, Jr.	Director	
/s/ Alan B. Crane Alan B. Crane	Director	
/s/ Richard T. Thompson Richard T. Thompson	Director	
/s/ Jeffery S. Slowgrove Jeffery S. Slowgrove	Director	

EXHIBIT INDEX

Exhibit No.	Document	Item No.
* 3.1	Articles of Incorporation	3
+ 3.1.1	Articles of Amendment to Articles of Incorporation	3
* 3.2	Bylaws	3
+ 4.1	Designation of Series A Preferred Stock	4
# 10.1	1998 Omnibus Stock Option Plan	
+ 10.4	Loan and Security Agreement, dated as of January 1, 1995, by and between the Company and Amerx Health Care Corp., including Promissory Notes issued there under.	10
o 10.4	Agreement and Plan of Exchange, dated January 31, 1996, by and between the Company and Amerx.	
x 31.1	Certification of James B. Anderson pursuant to Exchange Act Rule 13a-14(a)/15d-14(a)	31
x 32.1	Certification Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002	32

* Incorporated by reference to the Company's Registration Statement on Form S-1, S.E.C. File No. 33-13273.

\+ Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended June 30, 1995.

o Incorporated by reference to the Company's Form 8-K filed on or about February 2, 1996.

\# Incorporated by reference to the Company's Schedule 14A filed on or about November 17, 1998.

x Filed herewith.

Exhibit 31.1

CERTIFICATION

I, James B. Anderson, the Chief Financial Officer and Interim Chief Executive Officer of Procyon Corporation, certify that:

1. I have reviewed this annual report on Form 10-KSB of Procyon Corporation;

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: September 28, 2005

/s/ James B. Anderson
James B. Anderson
Chief Financial Officer
Interim Chief Executive Officer

Exhibit 32.1.1

Certification Pursuant to18 U.S.C. § 1350,
As Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Procyon Corporation (the "Company") on Form 10-KSB for the year ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, the undersigned Chief Financial Officer and Interim Chief Executive Officer of the Company, do certify, to my knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: September 28, 2005

/s/ James B. Anderson
James B. Anderson
Chief Financial Officer
Interim Chief Executive Officer

PROCYON CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended June 30, 2005 and 2004

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Procyon Corporation and Subsidiaries
Clearwater, Florida

We have audited the accompanying consolidated balance sheet of Procyon Corporation and Subsidiaries as of June 30, 2005 and the related statements of operations, stockholders' equity, and cash flows for the years ended June 30, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Procyon Corporation and Subsidiaries as of June 30, 2005 and the results of its operations and its cash flows for the years ended June 30, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Ferlita, Walsh & Gonzalez, P.A.
FERLITA, WALSH & GONZALEZ, P.A.
Certified Public Accountants
Tampa, Florida

September 13, 2005

PROCYON CORPORATION & SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
JUNE 30, 2005

ASSETS	
CURRENT ASSETS	
Cash	$ 26,580
Accounts receivable, less allowance of $2,500 for doubtful accounts	145,973
Prepaid expenses	54,606
Inventories	146,323
Deferred tax asset	151,461
TOTAL CURRENT ASSETS	524,943
PROPERTY AND EQUIPMENT, NET	77,501
OTHER ASSETS	
Certificates of deposit, restricted	17,114
Deposits	9,335
TOTAL OTHER ASSETS	26,449
TOTAL ASSETS	$ 628,893
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Current portion of capital lease obligations	$ 2,360
Accounts payable	100,499
Accrued expenses	72,760
TOTAL CURRENT LIABILITIES	175,619
LONG-TERM LIABILITIES	
Note payable to related party	90,000
Deferred tax liability	11,275
TOTAL LONG TERM LIABILITIES	101,275
STOCKHOLDERS' EQUITY	
Preferred stock, 496,000,000 shares authorized; none issued	
Series A Cumulative Convertible Preferred stock, no par value; 4,000,000 shares authorized; 214,900 shares issued and outstanding	170,750
Common stock, no par value, 80,000,000 shares authorized; 8,057,588 shares issued and outstanding	4,400,876
Paid-in capital	6,000
Accumulated deficit	(4,225,627)
TOTAL STOCKHOLDERS' EQUITY	351,999
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 628,893

The accompanying notes are an integral part of these financial statements

PROCYON CORPORATION & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended June 30, 2005 and 2004

	2005	2004
NET SALES	$ 2,198,261	$ 2,024,776
COST OF SALES	531,500	464,756
GROSS PROFIT	1,666,761	1,560,020
OPERATING EXPENSES		
Salaries and Benefits	694,770	644,884
Selling, General and Administrative	721,674	693,369
	1,416,444	1,338,253
INCOME FROM OPERATIONS	250,317	221,767
OTHER INCOME (EXPENSE)		
Interest Expense	(13,394)	(34,128)
Interest Income	299	264
Other Income	431	7,155
	(12,664)	(26,709)
INCOME BEFORE INCOME TAXES	237,653	195,058
INCOME TAX BENEFIT	77,186	63,000
NET INCOME	314,839	258,058
Dividend requirements on preferred stock	(12,950)	(19,910)
Basic net income available to common shares	$ 301,889	$ 238,148
Basic net income per common share	$ 0.04	$ 0.03
Weighted average number of common shares outstanding	8,047,667	8,042,547
Diluted net income per common share	$ 0.04	$ 0.03
Weighted average number of common shares outstanding, basic and diluted	8,356,792	8,407,447

The accompanying notes are an integral part of these financial statements

PROCYON CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended June 30, 2005 and 2004

	Preferred Stock		Common Stock		Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, June 30, 2003	231,100	186,950	8,020,388	4,384,676	6,000	(4,798,524)	(220,898)
Conversion of preferred stock to common stock	(4,000)	(4,000)	4,000	4,000	-	-	-
Net income	-	-	-	-	-	258,058	258,058
Balance, June 30, 2004	227,100	$ 182,950	8,024,388	$ 4,388,676	$ 6,000	$ (4,540,466)	$ 37,160
Conversion of preferred stock to common stock	(12,200)	(12,200)	12,200	12,200	-	-	-
Net income	-	-	-	-	-	314,839	314,839
Balance, June 30, 2005	214,900	$ 170,750	8,036,588	$ 4,400,876	$ 6,000	$ (4,225,627)	$ 351,999

The accompanying notes are an integral part of these financial statements.

PROCYON CORPORATION & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 314,839	$ 258,058
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	27,617	24,025
Allowance for doubtful accounts	(6,500)	(11,500)
Deferred Income Taxes	(77,186)	(63,000)
Decrease (increase) in:		
Accounts receivable	15,175	4,904
Inventory	(41,599)	(8,202)
Prepaid expenses	(17,942)	(8,400)
Other assets	(4,121)	(4,370)
Increase (decrease) in:		
Accounts payable	1,678	(109,290)
Accrued expenses	37	5,320
NET CASH PROVIDED BY OPERATING ACTIVITIES	211,998	87,545
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property & equipment	(9,718)	(68,731)
NET CASH USED BY INVESTING ACTIVITIES	(9,718)	(68,731)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on note payable related party	(191,506)	(36,870)
Borrowings on note payable related party	20,000	-
Payment of capital lease obligations	(8,046)	(8,727)
Payments on long term note payable - trade	(10,756)	(158)
NET CASH USED BY FINANCING ACTIVITIES	(190,308)	(45,755)
NET CHANGE IN CASH	11,972	(26,941)
CASH AT BEGINNING OF PERIOD	14,608	41,549
CASH AT END OF PERIOD	$ 26,580	$ 14,608
SUPPLEMENTAL DISCLOSURES		
Interest Paid	$ 13,394	$ 34,128
Taxes Paid	$ -	$ -
NONCASH TRANSACTION DISCLOSURE:		
Conversion of Series A cumulative convertible preferred stock to common stock	$ 12,200	$ 4,000
Financing of property & equipment through long term loan	$ -	$ 1,563

The accompanying notes are an integral part of these financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Procyon Corporation has two wholly-owned subsidiaries, Amerx Health Care Corp. (Amerx) and Sirius Medical Supplies, Inc. (Sirius). Amerx manufactures and markets wound and skin care products primarily in the United States whereas Sirius markets diabetic supplies primarily to Medicare patients in the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Procyon Corporation and its wholly-owned subsidiaries, Amerx and Sirius. All material intercompany accounts and transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," as amended by SAB 101A and SAB 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is determinable and fixed; and (4) collectibility is reasonably assured.

The Company recognizes revenue related to product sales to customers who have placed orders upon shipment of such orders, provided that risk of loss has passed to the customer and the Company has received and verified any written documentation required to bill Medicare, other third-party payers, and customers. The Company records revenue at the amounts expected to be collected from Medicare, other third-party payers, and directly from customers. Revenue recognition is delayed for product shipments for which the Company has not yet received the required written forms, until the period in which those documents are collected and verified.

Revenue related to Medicare reimbursement is calculated based on government-determined reimbursement prices for Medicare-covered items. The reimbursements that Medicare pays the Company are subject to review by appropriate government regulators. Medicare reimburses at 80% of the government-determined reimbursement prices for reimbursable supplies, and the Company bills the remaining balance to either third-party payers or directly to customers.

Accounts Receivable and Concentration of Credit Risk

Amerx grants credit to customers most of whom are national pharmaceutical companies, nationwide drug stores and physicians. Amerx wholesales its products to national pharmaceutical companies and nationwide drug stores at a sales term of 2/10, net 30. Amerx does not have a written return policy with its customers. Each return request is reviewed by management for approval. Sales to physicians and patients are at retail and standard payment term is 30 days.

Sirius grants credit to physicians and patients who are eligible for Medicare coverage. Sales are at standard payment term of 30 days.

Accounts receivable are generally due from Medicare, private insurance companies, and customers. The collection process is time consuming, complex and typically involves the submission of claims to multiple payers whose payment of claims may be contingent upon the payment of another payer. In accordance with applicable regulatory requirements, the Company makes reasonable and appropriate efforts to collect accounts receivable, including deductible and copayment amounts, in a consistent manner for all payer classes. The valuation of accounts receivable is based upon the credit-worthiness of customers and third-party payers as well as historical collection experience. Allowances for doubtful accounts are recorded as a selling, general and administrative expense for estimated amounts expected to be uncollectible from third-party payers and customers. The Company bases its estimates on its historical collection and write-off experience, current trends, credit policy, and on analysis of accounts receivable by aging category. As of June 30, 2005, accounts receivable allowance was $2,500, or approximately 2% of gross accounts receivable.

Inventories

Inventories are valued at the lower of average cost or market determined by the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over their estimated useful lives. Leased equipment are recorded at their fair market value at the beginning of the lease term and are depreciated over the life of the equipment. Depreciation on leased equipment is included in depreciation expense.

Cash and Cash Equivalents

For the purpose of the Statements of Cash Flows, the Company considers cash-on-hand, demand deposits in banks and highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The Company has classified the certificates of deposits as restricted assets. These certificates of deposits are collateral on a letter of credit issued at the request of a vendor and therefore are not available for operations.

Shipping and Handling Costs

Shipping and handling costs incurred were approximately $74,000 and $76,000 for the years ended June 30, 2005 and 2004, respectively, and were included in selling, general and administrative expenses.

Advertising and Marketing

The company records advertising and marketing expenses in the periods in which they are incurred. During the years ended June 30, 2005 and 2004, approximately $291,000 and $259,000, respect ively, of advertising and marketing costs were included in selling, general and administrative expenses.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes"* ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax provisions currently in effect and rates applicable to the periods in which the differences are expected to affect taxable income.

Net Income Per Share

The Company computes net income per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per shares (EPS) on the face of the income statement. Basic EPS is computed by dividing net income available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, prepaid expenses, deposits, inventory, accounts payable, accrued expenses and notes payable approximate fair value. Note payable to related party is discussed in Note D.

Considerable judgement is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Stock Based Compensation

In December 1998, the Company adopted a 1998 Omnibus Stock Option Plan that provides for the granting of equity-based incentive and other awards to employees and directors of the Company, its subsidiaries and selected consultants. The Plan is administered by the Compensation Committee of the Board of Directors. Any employee, directors who are not employees of the Corporation or a subsidiary, and consultants who are not employees or directors of the Corporation are eligible to participate in the Plan. The maximum number of shares of common stock issuable on exercise of options or other awards granted under the Plan is 1,000,000. Non-qualified options granted must have an exercise price not less than 85% of the fair market value of the underlying shares of common stock. Incentive options must have an exercise price not less than 100% of the fair market value of the underlying shares of common stock. The term of the options cannot be more than ten years. Awards may be granted in the form of restricted stock. Awards can also be granted in the form of stock appreciation rights. A stock appreciation right entitles the participant to receive from the Company an amount equal to the positive difference between the fair market value of common stock on the date of exercise of the stock appreciation right and the grant price. No stock appreciation rights have been issued to date.

Additional information with respect to the Plan's stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at June 30, 2003	300,000	$0.20
Granted	-	-
Exercised	-	-
Expired	-	-
Outstanding at June 30, 2004	300,000	$0.20
Granted	-	-
Exercised	-	-
Expired	-	-
Outstanding at June 30, 2005	300,000	$0.20
Options exercisable at June 30, 2004	300,000	$0.20
Options exercisable at June 30, 2005	300,000	$0.20

The following table summarizes information about stock options outstanding at June 30, 2005:

	Stock Options Outstanding		
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life In Years	Weighted Average Exercise Price
$0.15 - $0.20	65,000	5.39	$0.16
$0.20 - $0.25	235,000	4.51	$0.21
	300,000	4.70	$0.20

The Company has elected to follow APB Opinion No. 25 "*Accounting for Stock Issued to Employees*" in accounting for its employee stock options and has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, "*Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123*." Under APB No. 25, when the exercise price of the employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized. Accordingly, no compensation expense has been recognized in the consolidated financial statements in connection with employee stock option grants.

The following table illustrates the effect on net income and earnings per share had the Company applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "*Accounting for Stock-Based Compensation*," to stock-based employee compensation.

	2005	2004
Net income applicable to common stock:		
As reported	$ 314,839	$ 238,148
Pro forma adjustment for compensation	-	-
Pro forma	$ 314,839	$ 238,148
Income per common share:		
Basic - As reported	$ 0.04	$ 0.03
Basic - Pro forma	$ 0.04	$ 0.03
Diluted - As reported	$ 0.04	$ 0.03
Diluted - Pro forma	$ 0.04	$ 0.03

There were no options granted during fiscal years ended June 30, 2005 and 2004. Had there been options issued during the fiscal years ended June 30, 2005 and 2004, the fair value of the options would have been determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected dividend payments, and the risk-free interest rate over the life of the option.

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company's options do not have the characteristics of traded options, therefore, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

Equity instruments issued to non-employees in exchange for goods, fees and services are accounted for under the fair value-based method of SFAS No. 123.

NOTE B - INVENTORIES

Inventories consisted of the following:

Finished Goods	$ 79,358
Raw Materials	66,965
	$ 146,323

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Owned	Leased	Total
Office equipment	$ 105,380	$ 25,365	$ 130,745
Furniture and fixtures	20,726	-	20,726
Leasehold improvements	13,589	-	13,589
Production equipment	30,236	-	30,236
	169,931	25,365	195,296
Less accumulated depreciation	(100,182)	(17,613)	(117,795)
	$ 69,749	$ 7,752	$ 77,501

NOTE D - RELATED PARTY TRANSACTIONS

The Company has a note payable with its majority stockholder at 8% interest per annum. The note payable is due on July 31, 2006. At June 30, 2005, the majority shareholder was owed $90,000 on the note. Interest expense for the years ended June 30, 2005 and 2004 were $11,090 and $34,128, respectively.

NOTE E - COMMITMENTS AND CONTINGENCIES

Leases

In September 2003, the Company entered into a lease for office space for a term of three years. Monthly rent is approximately $4,100 plus sales tax. The Company has the option, but not the obligation, to purchase the building and its property after the first anniversary from the date of the execution of the contract at a predetermined price. Rent expense for the years ended June 30, 2005 and 2004 were approximately $49,000 and $41,000, respectively.

In addition, the Company also leases certain equipment under various operating leases expiring through year 2008.

The minimum lease payments due under the equipment lease agreements as well as the office lease for fiscal years ended June 30 is as follow:

2006	$ 59,262
2007	22,641
2008	379
	$ 82,282

Purchase Commitments

Sirius entered into a two-year contract with one of its suppliers in June 2004 to purchase a minimum quantity of various diabetic supplies at a discounted price each year. In accordance with the terms of the contract, the supplier could retroactively adjust the purchase price based on actual quantities purchased. In accordance with the Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties ("SOP 94-6"), Sirius believes that while there is concentration of products purchased from this vendor, the concentration did not make the Company vulnerable to the risk of a near-term severe impact, as defined in SOP 94-6. Sirius also has the ability to purchase the same product from third party vendors at a slightly higher price. Further, management believes that it is not reasonably possible that this event could cause severe near-term impact to the Company.

Open Letter of Credit

The Company has a letter of credit of $17,000 outstanding at June 30, 2005. The letter of credit is collateralized by the certificates of deposits. The letter of credit was issued at the request of a vendor.

NOTE F - LONG-TERM DEBT

The Company has a note payable with its majority stockholder at 8% interest per annum. The note payable is due on July 31, 2006. At June 30, 2005, the majority shareholder was owed $90,000 on the note.

The Company leases certain equipment under various capital leases expiring through year 2006. Certain capital leases contain bargain purchase options at the end of the lease terms. The minimum lease payment due under the lease agreements for fiscal year ended June 30, 2006 is $2,360.

NOTE G - STOCKHOLDERS' EQUITY

During January 1995, the Company's Board of Directors authorized the issuance of up to 4,000,000 shares of Series A Cumulative Convertible Preferred Stock. The preferred stockholders are entitled to receive, if declared by the board of directors, quarterly dividends at an annual rate of $.10 per share of Series A Cumulative Convertible Preferred Stock per annum. Dividends accrue without interest and are cumulative from the date of issuance of the Series A Cumulative Convertible Preferred Stock and are payable quarterly in arrears in cash or publicly traded common stock when and if declared by the board of directors. As of June 30, 2005, no dividends have been declared. Dividends in arrears on the outstanding preferred shares total $174,371 or approximately $0.81 per share as of June 30, 2005. The preferred stockholders have the right to convert each share of Series A Cumulative Convertible Preferred Stock into one share of the Company's common stock at any time without additional consideration. Each share of Series A Cumulative Convertible Preferred Stock is subject to mandatory conversion into one share of common stock of the Company, effective as of the close of a public offering of the Company's common stock provided, however, that the offering must provide a minimum of $1 million in gross proceeds to the Company and the initial offering price of such common stock must be at least $1 per share. In addition to the rights described above, the holders of the Series A Cumulative Convertible Preferred Stock have voting rights equal to the common stockholders based upon the number of shares of common stock into which the Series A Cumulative Convertible Preferred Stock is convertible. The Company is obligated to reserve an adequate number of shares of its common stock to satisfy the conversion of all of the outstanding Series A Cumulative Convertible Preferred Stock.

NOTE H - EARNINGS PER SHARE

As required by FASB Statement No. 128, the following table sets forth the computation of basic and diluted earnings per share:

	Years Ended June 30,	
	2005	2004
Numerator:		
Net income	$ 314,839	$ 258,058
Adjustment for basic earnings per share:		
Dividend requirements on preferred stock	(12,950)	(19,910)
Numerator for basic earnings per share- Net income available to common stockholders	$ 301,889	$ 238,148
Effect of dilutive securities:		
Numerator for diluted earnings per share- Net income available to common stockholder	$ 301,889	$ 238,148
Denominator:		
Denominator for basic earnings per share- Weighted-average common shares	8,047,667	8,042,547
Effect of dilutive securities:		
Stock options	128,454	136,079
Dilutive potential common shares	180,671	228,821
Denominator for dilutive earnings per share- Adjusted weighted-average shares and assumed conversions	8,356,792	8,407,447
Basic income per share	$ 0.04	$ 0.03
Diluted income per share	$ 0.04	$ 0.03

NOTE I - INCOME TAXES AND AVAILABLE CARRYFORWARD

As of June 30, 2005, the Company had consolidated income tax net operating loss ("NOL") carryforward for federal income tax purposes of approximately $4,359,000. The NOL will expire in various years ending through the year 2022.

The components of the provision for income taxes (benefits) are attributable to continuing operations as follows:

	2005	2004
Current		
Federal	$ -	$ -
State	-	-
	-	-
Deferred		
Federal	(69,740)	(52,920)
State	(7,446)	(10,080)
	(77,186)	(63,000)
Income tax (benefit)	$ (77,186)	$ (63,000)

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	Current	Non-Current
Deferred tax assets:		
NOL and contribution carryforwards	$ 150,520	$ 1,492,017
Allowance for doubtful accounts	941	-
	151,461	1,492,017
Deferred tax (liabilities):		
Excess of tax over book depreciation	-	(11,275)
	151,461	1,480,742
Valuation allowance for deferred tax assets	-	(1,492,017)
Net deferred tax asset (liability)	151,461	(11,275)
Less: current net deferred tax asset (liability)	$ 151,461	-
Net non-current deferred tax asset (liability)	$ -	$ (11,275)

The change in the valuation allowance is as follow:

June 30, 2004	$(1,498,878)
June 30, 2005	(1,492,017)
Decrease in valuation	$ (6,861)

The decrease in the valuation allowance is due to an increase in the expected utilization of net operating loss carryforwards. A valuation allowance of approximately $1,492,000 has been provided to reduce the asset to the net amount of tax benefit management believes it will more likely than not realize. As time passes, management will be able to better assess the amount of tax benefit it will realize from using the carryforward.

Income taxes for the years ended June 30, 2005 and 2004 differ from the amounts computed by applying the effective income tax rates of 37.63% and 34.34%, respectively, to income before income taxes as a result of the following:

	2005	2004
Expected provision at US statutory rate	$ 80,802	$ 66,320
State income tax net of federal benefit	8,627	6,917
Nondeductibles	1,547	462
Change in valuation allowance, change in expected rate and utilization	(168,162)	(136,699)
Income tax benefit	$ (77,186)	$ (63,000)

NOTE J - CONCENTRATION OF SUPPLY RISK

The Company's manufacturing and packaging activities are performed at a production facility owned and operated by a nonaffiliated pharmaceutical manufacturer. At the present time, the manufacturer is the sole source of the Company's wound care products. The sudden loss or failure of this manufacturer could significantly impair Amerx's ability to fulfill customer orders on a short-term basis and therefore, could materially and adversely affect the Company's operations. However, the Company has maintained a long-term relationship with this manufacturer and does not expect a discontinuance of its wound care products from the manufacturer in the near term.

During the year, Sirius purchased approximately 47% of its diabetic supplies from a non-affiliated supplier. Sirius entered into a contract with this supplier to purchase a minimum quantity of products at a discount. (See NOTE E - COMMITMENTS AND CONTINGENCIES for disclosure) The Company does not anticipate supply from this vendor will be lost in the near future. In the event the contract is not renewed upon its expiration, the Company could still purchase such products at a higher cost from this supplier or negotiate with other suppliers.

NOTE K - SEGMENT INFORMATION

The Company operates in the following two business segments:

1. Sale of skin and wound care products - Amerx operates in the skin and wound care products segment. The marketing of these products is targeted primarily to diabetic patients who have difficulties providing proper care and treatment of wounds due to their diabetic condition and podiatrists who recommend the products to their patients.

2. Sale of diabetic supplies - Sirius provides meters, test strips, monitors, syringes, etc. primarily to diabetic patients. The Company is then reimbursed by Medicare and/or patients' secondary insurance.

Each separately managed segment offers different products requiring different marketing and distribution strategies.

Segments Information

	June 30,	Wound Care Products	Diabetic Products	Other	Consolidated
Revenues	2005	$ 1,856,529	$ 341,732	$ -	$ 2,198,261
	2004	1,609,379	415,397	-	2,024,776
Gross Profit	2005	1,507,334	159,427	-	1,666,761
	2004	1,358,416	201,604	-	1,560,020
Identifiable Assets	2005	334,167	66,303	228,421	628,891
	2004	308,513	68,189	126,669	503,371
Property and Equipment Additions	2005	9,718	-	-	9,718
	2004	28,586	752	40,956	70,294
Depreciation	2005	19,295	6,116	2,204	27,615
	2004	16,362	3,725	3,938	24,025

Geographical Information

The Company operates and sells its products to its customers primarily within the United States. All assets are located within the United States.

NOTE L - RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123R which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for the valuation model. SFAS No. 123R is effective for small business issuers as of the beginning of annual reporting periods that begin after December 15, 2005. The impact of the SFAS No. 123R has not been determined by the Company.